[On Transamerica Life Insurance Company Letterhead]
December 24, 2008
VIA EDGAR CORRESPONDENCE FILING
Attn.: Mr. Craig Ruckman
U.S. Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549

Re:	Transamerica Life Insurance Company Transamerica Corporate Separate Account Sixteen File Nos. 333-109579/811-21440 Post-Effective Amendment No. 7
Dear Mr. Ruckman:
This letter is in response to oral comments received from you on December 23, 2008 in connection with the above referenced Post-Effective Amendment filed with the Commission on October 31, 2008. Attached are replies to the comments you raised.
If you have any questions concerning this filing, please do not hesitate to call the undersigned at (319) 355-6115.
Very truly yours,
/S/ Karen J. Epp
Karen J. Epp

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
1.	Comment: Confirm that other sections of the prospectus are consistent with any changes made to the Loan Interest section.

Response. Confirmed.

2.	Comment: Confirm that the revised language to Footnote 1 to the Transaction Fee table is for clarification.

Response. Confirmed.

3.	Comment: Provide additional description for the Term Insurance Rider.

Response. We propose to elaborate upon the description of the term insurance rider. The original and revised language is provided below.

Original language:

“Term Insurance Rider

Under the term insurance rider, we provide term insurance coverage on a different basis from the coverage in your Policy.

Features of term insurance rider:	•	The rider increases the Policy’s life insurance benefit.

	•	The rider may be purchased at the time of application or after the Policy is issued.

	•	The term insurance rider terminates at age 100.

	•	You may reduce or cancel coverage under the term insurance rider separately from reducing the face amount of the Policy.

	•	The face amount of the Policy may be decreased, subject to certain minimums, without reducing the coverage under the term insurance rider.”

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
Revised language:

“Term Insurance Rider

Under the term insurance rider, we provide term insurance coverage on a different basis from the coverage in your Policy.

Features of term insurance rider:	•	The term face amount is the amount requested by the Owner in writing.

	•	This term face amount may be increased or decreased if requested in writing. Any increase is subject to evidence of insurability.

	•	The term insurance rider may be purchased at the time of application or after the Policy is issued before an insured is 80.

	•	The term insurance rider increases the Policy’s life insurance benefit.

Under life insurance benefit 1, the term insurance amount equals the term face amount plus the Policy face amount minus the Policy life insurance benefit minus the sum of Policy partial withdrawals.

Under life insurance benefit 2, the term insurance amount equals the term face amount plus the Policy face amount plus the Policy cash value minus the Policy life insurance benefit.

Under life insurance benefit 3, the term insurance amount equals the term face amount plus the Policy face amount plus the sum of Policy premiums paid minus the sum of Policy partial withdrawals minus the Policy life insurance benefit.

	•	The term insurance amount may not be less than zero nor more than the term face amount.

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing

•	The term insurance rider expires at age 100. The term insurance rider may terminate sooner if the Policy to which it is attached terminates without value, lapses for failure to pay a premium, or terminates due to death of the insurance.

•	You may reduce or cancel coverage under the term insurance rider separately from reducing the face amount of the Policy.

•	The face amount of the Policy may be decreased, subject to certain minimums, without reducing the coverage under the term insurance rider.

•	There is an additional charge for this term insurance rider.
4.	Comment: Confirm if the only restriction to purchasing the experience credits rider is the company’s underwriting standards.

Response. Confirmed.

5.	Comment: Provide additional description for the experience credits rider in the Periodic Charges Other Than Portfolio Operating Expenses table.

Response. We propose to add the following line to the end of the Periodic Charges Other Than Portfolio Operating Expenses table:
“Experience Credits Rider (7)”
We propose to add the following footnote (7):
“(7) If the Owner selects the experience credits rider, the cost of insurance charge is increased by 20% to fund a claims stabilization reserve. Overall Policy costs may be less over time if experience credits are paid due to better claims experience for the “class” than anticipated. Please refer to the Supplemental Benefit Riders section for more details.”
6.	Comment: Provide additional description for the experience credits rider in the Supplemental Benefit Riders section.

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
Response. We propose to elaborate upon the description of the experience credit rider in the prospectus and the letter Dated December 19, 2008. Revised language from the letter dated December 19, 2008 and the proposed revised language are provided below.

Revised language from December 19, 2008 letter:

“Experience Credits Rider

Under the experience credits rider, Policies with the same owner and satisfying our underwriting guidelines will be eligible for experience credits that may lessen overall Policy costs over time.

Features of experience credits rider:
	•	The rider must be purchased at the time of application.

	•	Under the rider, we increase by 20% the cost of insurance charge applied to a Policy and use the proceeds to create a claims stabilization reserve to support the payment of any experience credits and life insurance benefits in excess of Policy cash value.

	•	We deduct from the claims stabilization reserve an amount equal to the net life insurance benefit claims for a “case” (i.e., all Policies originally issued to a single owner on a common date), adjusted by the ratio of actual life insurance benefit claims to anticipated life insurance benefit claims for the class of inforce Policies to which the “case” belongs.

	•	Unused balances in the claims stabilization reserve will be transferred to the Policy as experience credits. The amount of any experience credit will be allocated pro rata to the subaccounts.

	•	Overall Policy costs may be less over time if experience credits are paid.”

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing
Proposed revised language:

“Experience Credits Rider

Under the experience credits rider, Policies with the same owner and satisfying our underwriting guidelines will be eligible for experience credits that may lessen overall Policy costs over time.

Features of experience credits rider:
	•	The experience credits rider must be selected at the time of application and may not be added to a Policy after issue.

	•	No fee is charged for the experience credits rider. We increase by 20% the cost of insurance charge applied to each Policy and use the proceeds to fund a claims stabilization reserve to support the payment of any experience credits.

	•	The claims stabilization reserve is held in our general account and credited interest at an annual rate declared by us, not less than 2.00%. The interest becomes part of the claims stabilization reserve.

	•	All Policies in a “case” (i.e., all Policies originally issued to a single owner on a common date) share a claims stabilization reserve. Additional Policies may be added to a “case” at any time.

	•	We deduct from the claims stabilization reserve amounts equal to the expected net life insurance benefit claims for a “case”, adjusted by the ratio of actual life insurance benefit claims to anticipated life insurance benefit claims for all inforce “cases” issued by us which are similarly situated (the “class”).

	•	Unused balances in the claims stabilization reserve will be transferred to the Policy as experience credits annually on the Policy anniversary. The amount of any experience credit will be allocated pro rata to the subaccounts to which the Owner currently has allocated its cash value.

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing

•	Unused balances in the claims stabilization reserve will be paid to the Owner in the case of a full surrender. Unused balances will not be paid on partial withdrawals.

•	Overall Policy costs may be less over time if experience credits are paid due to better claims experience for the “class” than anticipated.
Experience Credits Rider example
Below is an example of how “class” experience affects a “case” with the experience credits rider.

Without Experience Credit Rider	Month 1	Month 2	Month 3

Standard cost of insurance charge deducted from cash value:	$100	$100	$100

With Experience Credit Rider

Cost of insurance charge deducted from cash value and deposited into claim stabilization reserve at 120% of standard cost of insurance:	$120	$120	$120

Actual-to-anticipated life insurance benefit claims experience ratio for “class” of policies:	100%	98%	102%

Deduction from claim stabilization reserve equal to “class” experience ratio times expected “case” life insurance benefit claims:	$100	$98	$102
	(= 100% x $100)	(= 98% x $100)	(=102% x $100)

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing

Without Experience Credit Rider	Month 1	Month 2	Month 3

Contribution to claim stabilization reserve equal to cost of insurance charge minus deduction from claim stabilization reserve:	$20	$22	$18
	(= $120 — $100)	(= $120 — $98)	(= $120 — $102)”